INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	May 29, 2017

Invictus MD Launches New Website

VANCOUVER, BC, May 29, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) Invictus MD today unveiled their new responsive website, invictus-md.com which is functional across devices. The new site features a more vibrant, attractive and compelling design that showcases Invictus MD’s unique personality.

“We also wanted to amplify the value that we deliver to our investors at large, both verbally and visually—to better communicate to all of our audiences,” said Larry Heinzlmeir, Vice President of Marketing and Communication. “Today’s launch marks the beginning of a new era. It’s fresher, stronger, and more modern. It represents the optimism we all feel about how the future of the cannabis sector can contribute to society. Our new verbal and visual identity signifies that we’re transforming as an organization.”

"Our team is obviously excited about the future of the Cannabis sector," said Trevor Dixon, President and CEO. "Technology is evolving, but one thing that remains constant is our commitment to Canada’s budding cannabis industry. We’ve viewed production capacity and brand diversity as the foundational aspects of our business. With over 250 acres of assembled land, Invictus MD has positioned itself to grow as the market for cannabis expands.”

“From day one, Invictus MD has viewed unparalleled production capacity as vitally important to our operations to meet the significant demand,” said Dan Kriznic, Executive Chairman of Invictus MD.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp., Canada’s Cannabis Company, is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including investment in the fully licensed facilities operated by AB Laboratories Inc. and Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Executive Chairman

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

info@invictus-md.com www.invictus-md.com